SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549



                            FORM 11-K

    (Mark One)

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


            For the Plan year ended December 31, 1993


                               OR


       [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934


For the Transition Period from _________________ to _________________


                  Commission file number 1-7324



                            A. Full title of the Plan:

                               KANSAS GAS AND ELECTRIC COMPANY
                               401(K) PLAN

                            B. Name of issuer of the securities held
                               pursuant to the plan and the address
                               of its principal executive office:

                               KANSAS GAS AND ELECTRIC COMPANY
                               P.O. Box 208
                               Wichita, Kansas  67201

                                                 EIN:  48-1093840
                                                 PIN:  003










                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN


      FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND 1992

     TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Investment and Benefits Committee of
Kansas Gas and Electric Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Kansas Gas and Electric Company 401(k) Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Kansas City, Missouri,                                  Arthur Andersen & Co.
June 3, 1994

                                                 EIN:  48-1093840
                                                 PIN:  003




                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                AS OF DECEMBER 31, 1993 AND 1992


                                              1993              1992
ASSETS

INVESTMENTS:
  Fixed Income Fund                       $ 20,556,410       $19,497,064
  Equity-Income Fund                         6,462,104         4,531,374
  Magellan Fund                             15,008,747        10,624,535
  Company Common Stock Fund                  7,807,715         6,899,490
  Participant Loans                          2,549,039         1,854,116

    Total Investments                       52,384,015        43,406,579

INTEREST AND DIVIDENDS RECEIVABLE              210,372           210,231

CONTRIBUTIONS RECEIVABLE:
  Participant                                        0            99,387
  Employer                                           0            79,498

    Total Assets                            52,594,387        43,795,695

LIABILITIES

ACCOUNTS AND OTHER PAYABLES                     13,166           103,847

  Total Liabilities                             13,166           103,847

NET ASSETS AVAILABLE FOR BENEFITS         $ 52,581,221       $43,691,848



         The accompanying notes to financial statements are an integral part of these statements.

                                                 EIN:  48-1093840
                                                 PIN:  003




                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992


                                              1993              1992

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year             $43,691,848        $35,997,510

INVESTMENT INCOME:

  Interest                                  1,381,565          1,417,864
  Dividends                                 2,029,188          1,933,691
  Net Appreciation in Fair Value
    of Investments                          2,989,460            724,409

    Total Investment Income                 6,400,213          4,075,964

CONTRIBUTIONS:

  Participant and Rollover                  2,915,438          3,165,092
  Employer                                  1,288,853          2,038,370

    Total Contributions                     4,204,291          5,203,462

OTHER                                          (3,683)            (1,267)

BENEFITS PAID                              (1,711,451)        (1,583,821)

NET INCREASE                                8,889,370          7,694,338

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                   $52,581,218        $43,691,848




         The accompanying notes to financial statements are an integral part of these statements.

                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1993 AND 1992


(1)   PLAN DESCRIPTION:

The following brief description of the Kansas Gas and Electric Company 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a) General--The Plan is a defined contribution plan, established January 1, 1987, to assist eligible employees of Kansas Gas and Electric Company (KG&E). KG&E became a wholly-owned subsidiary of Western Resources, Inc. (the Company) effective March 31, 1992. The Plan has continued to operate as a distinct and separate plan for those participants who were employees of KG&E as of March 31, 1992. Employees are eligible to participate after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Participants are allowed to make tax deferred contributions between 1% and 14% of earnings subject to certain Internal Revenue Code limits. Prior to April 1, 1993, the Company matched participant contributions at its discretion. Beginning April 1, 1993, pretax contributions up to the first 6% of a participant's earnings are matched 50% by the Company. The Plan allows rollover contributions.

     (c) Vesting--Participants are fully vested in their contributions and earnings thereon. Participants who were eligible to participate in the Plan prior to April 1, 1994, are also fully vested in the Company's matching contributions. Employees who become eligible to participate in the Plan after April 1, 1994, will have a nonforfeitable right to the Company contributions after three years of service.

     (d) Investment Funds--Participants may elect to have their contributions and the Company's matching contributions invested in funds listed below, excluding the Loan Fund. Allocations between the funds must be made in 10% increments. Participants may also elect once per quarter to transfer their interests between funds.

     Fixed Income Fund is invested in the Fidelity Employee Benefit U.S. Government Reserves Portfolio, Fidelity Managed Income Portfolio of the Fidelity Group Trust for Employee Benefit Plans and also various other contracts which purchase high-quality, short- and long-term guaranteed investment contracts (GICs), bank investment contracts (BICs), and short-term money market instruments.

     Equity-Income Fund is invested entirely in the Fidelity Equity-Income Fund. The fund invests primarily in income-producing equity securities which offer a combination of share price appreciation and income earnings.

     Magellan Fund is invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Commpany Common Stock Fund is invested in the Company's common stock. Dividends from stock held in the fund are used to purchase additional shares of Company stock.

     Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

     The investments in Fixed Income Fund are valued at contract value. The investments in Equity-Income Fund, Magellan Fund and Company Common Stock Fund are stated at quoted market values. Investments in Loan Fund are stated at face value.

     (e) Loans to Participants--After participating in the Plan for 18 months, participants are permitted to borrow a specified portion of the vested balances in their individual accounts in accordance with the Plan provisions. Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee.

     (f) Withdrawals While Employed--Participants may withdraw all or a portion of their pre-tax employee contributions once they have attained the age of 59 1/2 or in the case of a financial hardship. Financial hardship is defined as an immediate and heavy financial need resulting from medical expenses, payment of tuition for post-secondary education, the purchase of a principal residence, or to prevent eviction from a principal residence.

     (g) Termination Payments--Upon retirement, death, disability or termination of employment, all balances are paid to the participant or his beneficiaries in accordance with Plan terms.

     (h) Participant Accounts--A separate account is maintained for each participant. Employer and employee contributions are remitted to the Trustee and the funds are subsequently transferred to various investment agents to purchase units of the funds detailed in Note 1(d) above according to the participant's election. Allocations to participant accounts for the net of investment income, realized and unrealized changes in investment market value and Plan expenses are made when such amounts are earned or incurred.

     (i) Income Taxes--The Plan obtained its latest determination letter on October 21, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     (j) Plan Termination--The Company may terminate the Plan at any time.

(2)   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

     (b) Administrative expenses--Administrative expenses of the Plan were paid by the Plan sponsor during the years ended December 31, 1993 and 1992.

     (c) Reclassifications--Certain amounts in prior years have been reclassified to conform with classifications used in the current year.

(3)   PLAN AMENDMENTS:

The Plan was amended and restated effective March 31, 1992. Effective January 1, 1993 the Plan was amended to allow catch-up contributions.

(4)   INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 31, 1993 and/or 1992:

                                              1993              1992

   Fidelity Management Trust Company -
     Managed Income Portfolio             $ 2,669,785        $         -
     Equity-Income Fund                     6,462,104          4,531,374
     Magellan Fund                         15,008,747         10,624,535
   Western Resources, Inc. Common Stock     7,807,715          6,889,554
   Metropolitan Insurance Company,
     Group Annuity Contract #12651,
     general account                       15,695,725         15,559,512

(5)   SUBSEQUENT EVENT:

Effective January 1, 1994, an additional fund option has been added to the Plan. The Fidelity Balanced Fund (the Fund) invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks and bonds. The Fund seeks to obtain income as much as possible, consistent with the preservation of capital.

(6)   FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail for 1993 and 1992.

                                                 EIN:  48-1093840
                                                 PIN:  003



                                                       Year Ended December 31, 1993
                              Fixed       Equity                   Company
                              Income      Income      Magellan      Stock      Loan
                              Fund        Fund          Fund        Fund       Fund     Other      Total
ADDITIONS
Investment Income:
  Net appreciation in fair
    value of investment    $         -  $  841,404  $ 1,399,695  $  748,361 $        - $      -  $2,989,460
  Interest                   1,106,573           -            -           -    174,192  100,800   1,381,565
  Dividends                          -     228,448    1,377,567     313,601          -  109,572   2,029,188
                             1,106,573   1,069,852    2,777,262   1,061,962    174,192  210,372   6,400,213

Contributions:
  Participant                1,295,844     463,996    1,000,146      85,066          -        -   2,845,052
  Employer                     610,789     200,864      442,054      35,146          -        -   1,288,853
  Rollover                       9,933       8,949        9,933      41,571          -        -      70,386
                             1,916,566     673,809    1,452,133     161,783          -        -   4,204,291

    Total additions          3,023,139   1,743,661    4,229,395   1,223,745    174,192  210,372  10,604,504

DEDUCTIONS

Benefits paid                 (939,626)   (147,534)    (304,376)   (283,692)   (23,054) (13,166) (1,711,448)
Other                           (1,260)     (1,565)        (858)          -          -        -      (3,683)

  Total deductions            (940,886)   (149,099)    (305,234)   (283,692)   (23,054) (13,166) (1,715,131)

Net increase prior to
  interfund transfers        2,082,253   1,594,562    3,924,161     940,053    151,138  197,206   8,889,373
Interfund transfers         (1,114,180)    308,653      401,060    (139,318)   543,785        -           -
  Net increase                 968,073   1,903,215    4,325,221     800,735    694,923  197,206   8,889,373

Net assets available for
  benefits:
    Beginning of year       19,393,217   4,531,374   10,624,535   6,904,852  1,854,116  383,754  43,691,848

    End of year            $20,361,290  $6,434,589  $14,949,756  $7,705,587 $2,549,039 $580,960 $52,581,221

























                                                 EIN:  48-1093840
                                                 PIN:  003



                                                       Year Ended December 31, 1992
                              Fixed       Equity                  Company
                              Income      Income     Magellan      Stock       Loan
                              Fund        Fund         Fund        Fund        Fund     Other      Total
ADDITIONS
Investment Income:
  Net appreciation
    (depreciaton) in fair
    value of investment    $         -  $  357,956 $  (697,143) $ 1,063,596 $        - $      -  $  724,409
  Interest                   1,185,578       1,222       2,833        1,675    120,244  106,312   1,417,864
  Dividends                          -     148,187   1,354,824      326,761          -  103,919   1,933,691
                             1,185,578     507,365     660,514    1,392,032    120,244  210,231   4,075,964

Contributions:
  Participant                1,520,753     459,085     989,511       40,684          -   99,387   3,109,420
  Employer                   1,008,521     293,473     635,026       21,852          -   79,498   2,038,370
  Rollover                           -           -      13,665       42,007          -        -      55,672
                             2,529,274     752,558   1,638,202      104,543          -  178,885   5,203,462

    Total additions          3,714,852   1,259,923   2,298,716    1,496,575    120,244  389,116   9,279,426

DEDUCTIONS

Benefits paid                 (894,729)   (168,103)   (263,278)    (252,349)         -   (5,362) (1,583,821)
Other                           (1,061)       (109)        (97)           -          -        -      (1,267)

  Total deductions            (895,790)   (168,212)   (263,375)    (252,349)         -   (5,362) (1,585,088)

Net increase prior to
  interfund transfers        2,819,062   1,091,711   2,035,341    1,244,226    120,244  383,754   7,694,338
Interfund transfers          3,308,672     715,284   1,887,079   (6,881,321)   970,286        -           -
  Net increase               6,127,734   1,806,995   3,922,420   (5,637,095) 1,090,530  383,754   7,694,338

Net assets available for
  benefits:
    Beginning of year       13,265,483   2,724,379   6,702,115   12,541,947    763,586        -  35,997,510

    End of year            $19,393,217  $4,531,374 $10,624,535  $ 6,904,852 $1,854,116 $383,754 $43,691,848

























                                                 EIN:  48-1093840
                                                 PIN:  003


                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        DECEMBER 31, 1993


                                                                      MARKET
         DESCRIPTION                 SHARES           COST            VALUE

*Fidelity Employee Benefit
  U.S. Government Reserves
  Portfolio                           617,933     $   617,933      $   617,933

*Fidelity Managed Income
  Portfolio of the Fidelity
  Group Trust for Employee
  Benefit Plans                     2,669,785       2,669,785        2,669,785

Metropolitan Life Insurance
  Company, Group Annuity
  Contract #12651, general
  account                          15,695,725      15,695,725       15,695,725

John Hancock Mutual Life
  Insurance Company, Group
  Annuity Contract #5647,
  general account                   1,572,967       1,572,967        1,572,967

*Fidelity Investments,
  Fidelity Equity-Income Fund         190,961       5,247,711        6,462,104

*Fidelity Investments, Fidelity
  Magellan Fund                       211,838      14,154,953       15,008,747

*Western Resources, Inc.
  Common Stock                        223,877       5,651,197        7,807,715

*Participants Loans, at interest
  rates ranging from 5.7%
  to 14.0%                                                  -        2,549,039

Total Investments                                 $47,610,271      $52,384,015



* Investment with party-in-interest to the plan.

                                                 EIN:  48-1093840
                                                 PIN:  003



                 KANSAS GAS AND ELECTRIC COMPANY

                           401(K) PLAN

         ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

              FOR THE YEAR ENDED DECEMBER 31, 1993


                                 TYPE OF    NUMBER OF                NET GAIN
         INVESTMENT            TRANSACTION TRANSACTION  DOLLAR VALUE  (LOSS)
                                                              (1)

Fidelity Magellan Fund          Purchases       127       4,215,819      -
                                Sales            46       1,231,301    64,307

Fidelity Managed Income         Purchases        18       5,141,707      -
Portfolio of the Fidelity       Sales             6         131,780      -
Group Trust for Employee
Benefit Plans

Fidelity Employee Benefit U.S.  Purchases       114       4,947,453      -
Government Reserves Portfolio   Sales           109       7,583,206      -



1) Amounts shown in this column are costs of purchases or proceeds from sales.

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Kansas Gas and Electric Company 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       KANSAS GAS AND ELECTRIC COMPANY
                                       401(K) PLAN


By:

       Signature                Title                    Date


S. L. Kitchen                  Chairman              June 27, 1994



Ira W. McKee, Jr.              Member                June 27, 1994



John K. Rosenberg              Member                June 27, 1994



William B. Moore               Member                June 27, 1994



Fred M. Bryan                  Member                June 27, 1994

                          EXHIBIT INDEX

All exhibits marked "I" under the Page column are incorporated herein by reference.

Exhibit
Number                 Description of Documents                         Page

  23 Consent of Independent Public Accountants (filed electronically)

  99         Summary Plan Description for The Kansas Power and             I
             Light Company Employees' Savings Plan.  (filed as
             Exhibit 28 (a) to Registration Statement No. 33-47344).